Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington DC 20549

Re:  Follow-up  Staff Comments emailed on June 27, 2011 regarding Form NCSR, filed March 10, 2011; Form N-PX, Financial Statements; Website

Dear Ms. DiAngelo,

The responses to your questions and comments are provided below.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

1.

The Trust acknowledges that in connection with the comments made by the Staff on the Trust’s Filings, the Staff has not passed generally on the accuracy or adequacy of the disclosures made in the Filings.

2.

The Trust acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.

The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

Sincerely,

J. Andre Weisbrod

412-367-9076

RESPONSES TO MS. DIANGELO’s JUNE 26, 2011 EMAIL

Question 1: The Form N-Q filed 11/24/2010 for the 9/30/10 reporting period was signed by Kevin Kilgus, Chief Compliance Officer? What capacity was he signing?

Response: Based on a similar issue raised in the previous staff comments, we will have the Principal Executive Officer and Chief Financial Officer sign this going forward.

Question 2: We note that the fund invests in A shares of certain registered investment companies.  Why would you purchase A shares when there may be alternative share classes at a lesser cost to investors?

Response: From the Funds’ inceptions, most fund families have offered “A” shares with no sales charge at certain purchase levels.  More recently, “A” shares of many funds can be obtained with “loads waived” on various trading platforms.  In our case we have purchased “A” shares at NAV with no sales charges since the inception of the Funds.

Question 3: When was the last time the investment advisory agreement was approved? Where are the disclosure requirements of Form N-1A, item 27(d)(6)?

Response:  The investment advisory contract was last reviewed and approved by the Board of Trustees at their December 28, 2010 meeting.  Approval is discussed in Note 3 of the Notes to Financial Statements.  However the explanation of the procedures taken by the board in the approval process was omitted from the annual report.  The disclosure should have been as follows:

“The Board of Trustees, including the Independent Trustees voting separately, have reviewed and approved the continuance of the Fund’s Investment Advisory Agreement with the Advisor.  Approval took place at a meeting held on December 28, 2010, at which all of the Independent Trustees were present in person or by telephone.

Having been advised of their fiduciary obligations in determining whether to approve the continuance of the Investment Advisory Agreement, and the Independent Trustees requested such information from the Advisor as they deemed reasonably necessary to evaluate the terms of the Investment Advisory Agreement and whether the Agreement continues to be in the best interests of the Fund and its shareholders.  The Trustees reviewed: (i) the nature, extent and quality of the services provided by the Advisor; (ii) the investment performance of the Fund; (iii) the costs of the services provided and the profits realized by the Advisor from its relationship with the Fund; (iv) the financial condition of the Advisor; (v) the extent to which economies of scale would be realized as the Fund grows; and (vi) whether fee levels reflect these economies of scale for the benefit of the Fund’s shareholders.

The Trustees are familiar with, and favorable toward, the depth of background, qualifications, education and experience of the Advisor’s investment and operational personnel.  The Trustees also discussed and considered the quality of administrative and other services provided to the Funds and the Advisor’s role in coordinating such services.  Prior to voting, the Independent Trustees reviewed the proposed continuance of the Investment Advisory Agreement with management and also met in a private session at which no representatives of the Advisor were present.

The Trustees considered the responsibilities of the Advisor under the Investment Advisory Agreement, noting that the Advisor is responsible for providing the Fund with investment research and advice, and determining the securities to be purchased and sold in accordance with the investment objective and policies of the Fund.

As part of their review on the financial condition of the Advisor, the Trustees reviewed the Advisor’s balance sheet as of November 30, 2010 and considered the financial condition of the Advisor.  The Independent Trustees concluded that the Advisor is financially capable of satisfying its obligations under the Investment Advisory Agreement.

The Trustees reviewed the performance of the Fund over various periods and compared such performance to the returns of relevant securities indices and averages of comparably managed mutual funds.  The Trustees found that the Funds’ performance record appeared to be generally consistent with the performance of the market and peer fund families. Of the four stock funds two were superior and two were average, though above average over the past three years. The bond funds were below average.  Considering the size of the funds and market conditions the overall performance was acceptable to superior.

The Trustees reviewed the Fund’s brokerage practices and noted with approval that the Advisor appeared to be in compliance with all current SEC guidelines related to the same.  They also reviewed the average commission rates paid by the Fund.  The Trustees also found that the average commission rate paid by the Fund has been low.  As the Advisor had no “soft dollar” arrangements, the Trustees did not review the same.

The Trustees reviewed information comparing the rate of the advisory fee paid by the Fund and the Fund’s total expense ratio to average advisory fees and total expense ratios for other similar equity funds. Overall the Funds ratios are higher than average, mostly due to the size of the funds and the funds of funds structure.  The Trustees noted that the Advisor has articulated its objective to growing the size of the funds and reducing expenses as much as possible.

After having received the Advisor’s proposal for continuance of the Investment Advisory Agreement and reviewing the information provided to them, the Independent Trustees concluded that:  (i) based on both short-term and long-term performance of the Funds and the other services provided under the Advisory Agreement, such as the selection of broker-dealers for executing portfolio transactions, monitoring adherence to the Fund’s investment restrictions, and overseeing the activities of the Funds’ other service providers, they believed that the Advisor has provided quality services to the Fund as compared to similarly situated funds; (ii) the Fund’s advisory fee is in line with the average of comparably managed funds, and they believed that the Advisor is providing above average portfolio management services to the Fund; and (iii) shareholders are being provided a high-quality investment option at a total expense ratio that is generally in line with other comparably managed funds.

The Independent Trustees decided that, at the present time, it would not be relevant to consider the extent to which economies of scale would be realized as the Fund grows and whether fee levels reflect these economies of scale.  However, as noted above, the Advisor has expressed a desire to lower overall expenses of the Funds, including lowering the Advisor fee rate as the Funds grow.

No single factor was considered in isolation or to be determinative to the decision of the Trustees to approve continuance of the Investment Advisory Agreement.  Rather, the Trustees concluded, in light of a weighing and balancing of all factors considered, that it would be in the best interests of the Fund and its shareholders to renew the Investment Advisory Agreement for an additional annual period.”

We will include this going forward in the SAI as well as the Semi-Annual Report.

Comment 1:  (Re; Item 2d) IN FUTURE N-CSR FILINGS, BE SURE TO SPECIFICALLY STATE WHETHER ANY WAIVERS WERE GRANTED TO THE CODE OF ETHICS.

Response: We will do so.  We had indicated in our previous response that there were no waivers.

Comment 2: (Regarding Item 4b and 4c.) INCLUDE THESE DESCRIPTIONS IN FUTURE N-CSR FILINGS.

Response: We will do so.

Comment 3:  WE NEED YOU TO FILE AN AMENDED FORM N-CSR TO INCLUDE THE DISCLOSURE REQUIREMENTS OF ITEMS 4E-H SINCE THE ORIGINAL FORM FILED IS INCOMPLETE.  BE SURE TO INCLUDE UPDATED CERTIFICATIONS WITH THIS AMENDED FILINGS.  THE DATES THE CERTIFICATIONS ARE SIGNED SHOULD BE CURRENT.

Response: We have consulted with our public accountants. The following changes will be included in the requested amendment.

4e.  The Audit Committee annually meets with the independent registered accounting firm to review and approve the audit plan prior to execution.  Items covered in the related report and meeting include, among other things: update of the auditor’s understanding the entity and its operating environment, audit objectives, anticipated reports to be issued, other services to be rendered, audit planning activities to date and resulting service fees segregated as prescribed into audit, audit-related and tax service fees. Upon conclusion of the meeting, the Audit Committee Chairman executes an engagement letter covering audit, audit-related and tax service fees.

 During the course of the audit work, the Audit Committee Chairman is kept informed of any significant issues that arise, including those that have an effect on audit scope. At the conclusion of the audit, and prior to issuance, the Audit Committee meets with the independent registered accounting firm to review a summary of the audit through review of various reports, including the required communication to the Audit Committee.

Using the above described procedures, the Audit Committee considers 100% of the independent registered accounting fees to be approved. The Registrant considers the Audit Committee's administration of the engagement to be in accordance with paragraph (c)(7) of Rule 2-01 of Regulation S-X.

4f. There were no audit, audit-related or tax services provided by persons other than the Registrant's independent registered accounting firm's full-time, permanent employees.

 4g. There were no services provided by the Registrant's independent registered accounting firm to the Registrant's advisor.

 4h. There were no services provided by the Registrant's independent registered accounting firm to the Registrant's advisor or to any entity controlling, controlled by, or under common control with the advisor.

Comment 4: I CHECKED THE SERIES AND CLASS INFORMATION IN EDGAR AND THERE ARE STILL NO TICKER SYMBOLS.  PLEASE ENTER THE TICKER SYMBOLS IN THE SERIES AND CLASS INFORMATION SECTION OF EDGAR.  HERE IS A LINK:

Response: The Ticker symbols have been updated on Edgar.  We will also make sure that the tickers are included any time a Fund is listed in a document heading.

Comment 5: FILE AN AMENDED FORM N-PX SINCE THE FORM WAS INCOMPLETE.

Response: The General Bond Fund was left out, we assume because there were no proxies regarding the Fund.  Our third party Edgar preparer has filed an amended N-PX.

Comment 6: I DO NOT SEE THE REQUIRED LANGUAGE IN THE PERFORMANCE TABLES IN THE SHAREHOLDER REPORTS.  WHERE IS THIS LANGUAGE?  THERE SHOULD BE DISCLOSURE THAT THE RETURNS DO NOT REFLECT THE DEDUCTION OF TAXES A SHAREHOLDER WOULD PAY ON DISTRIBUTIONS OR THE REDEMPTION OF FUND SHARES.

Response:  This was an oversight.  We have included the language in the past and have instructed our third-party firm that prepares our reports to make sure that the following is included in all documents where returns are published:

“Returns shown include the reinvestment of all dividends, but do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Past performance is not predictive of future results. Share prices and returns will fluctuate so that your shares, when redeemed, may be worth more or less than their original cost.”

Comment 7: IN THE 12/31/09 ANNUAL REPORT, THE ENDING PLOT POINTS FOR THE FUNDS ARE:

16,162 AND 16,360 FOR ACF

17,016 AND 21,600 FOR GBF

15,986 AND 16,523 FOR INTF

13,006 AND 16,360 FOR LCSF

17,168 AND 18,495 FOR STBF

19,515 AND 19,324 FOR SCSF

THESE ARE THE EXACT SAME ENDING PLOT POINTS AS DISCLOSED IN THE 12/31/10 ANNUAL REPORT.  HOW IS THIS CORRECT?

Response: The graphs were correct.  Our third party service neglected to change the text box copy at the bottom of the graph from the previous year.  We did not notice it in our proofreading.  We have alerted them to take extra care going forward, as will we.

Comment 8: WE WERE ASKING YOU TO CONFIRM TO US THAT THE FUNDS MET THE ASSET DIVERSIFICATION REQUIREMENTS OF THE IRS AT 12/31/10.  WE NOTED THAT each of the STAAR Larger Company Stock Fund, STAAR Smaller Company Stock Fund, STAAR International Fund and STAAR Alternative Categories Fund has investments in securities representing more than 5% of total assets that aggregate well over 50% of the funds’ total assets.

Response:  As of December 31, 2010 we had determined that per IRS regulations the funds were in compliance with the asset diversification requirements of the IRS in that over 50% of the assets of the four stock funds were invested in:

1.      Cash and cash items

2.      Government securities

3.      Securities of other regulated investment companies.

The auditors confirmed our determination during the annual audit.

Comment 9: Same follow-up question as above.  We were asking you how you were in compliance with Section 12.  We weren’t asking you to disclose this going forward, rather the questions was directed to your investments at 12/31/10.  Specifically respond to us how you were in compliance with Section 12 of the 1940 act.

Response: As of December 31, 2010 we had determined that we were in compliance.  Each of the Staar Investment Trust funds invests in shares of other investee unaffiliated funds.  At December 31, 2010, none of the Staar Investment Trust funds held 3% or more of the outstanding voting shares of any other investee fund or investment security.  The auditors confirmed our determination during the annual audit.

Comment 10: I STILL SEE THE 12/31/09 ANNUAL REPORT ON THE WEBSITE. WHERE IS THE 12/31/10 ANNUAL REPORT?

Response: It is there. Follow this link -- http://www.staarfunds.com/home.htm.  Click on Prospectus, Reports and Information.   Scroll down and click on STAAR Investment Trust Annual Report 2010.   There was an old link, which has since been removed, that you must have clicked on.  This would have led you to the previous year’s report.

Comment 11: (RE: Weakness in controls that resulted in a return of shareholder capital instead of a dividend that required a corrected 1099)  WHAT CONTROLS HAVE BEEN IMPLEMENTED TO CORRECT THIS MATERIAL WEAKNESS?

Response: Our third party fund accounting service is now testing an accreted interest report at the end of each month to make sure the maturity dates are consistent with the accretion.  Our staff reviews this with them.  In December of each year we will go over all proposed gain recognitions thoroughly to assure this kind of error is not repeated.